Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Company" or “Itaú Unibanco”), in compliance with Article 157,

Paragraph 4 of Law 6,404/76 and Instruction no. 358/02 of the Brazilian Securities and Exchange

Commission, informs its stockholders and the market in general that the Company’s management has decided to suspend its projections for the year 2020, disclosed through Material Fact on February 10,

2020.

The decision to suspend the projections is due to the low visibility of the extent and depth of the effects of the current crisis brought by the COVID-19 pandemic. Management understands that it is prudent not to disclose new forecast at this time, until it is possible to estimate the impacts and extent of the current situation in the Company’s operations more accurately.

Itaú Unibanco reiterates its commitment to transparency towards its stakeholders and, as the Company has been doing since the beginning of the crisis generated by the COVID-19 pandemic, will keep its shareholders and the market informed about its initiatives and the effects of the crisis on its operation.

São Paulo, May 4 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations